Filed Pursuant to Rule 433
Registration Statement No. 333-163697

Supplementing the Preliminary Prospectus
Supplement dated November 13, 2012
(To Prospectus dated December 14, 2009)

$500,000,000
Dr Pepper Snapple Group, Inc.
$250,000,000 2.000% Senior Notes due 2020
$250,000,000 2.700% Senior Notes due 2022

Final Term Sheet

November 13, 2012

Issuer:	Dr Pepper Snapple Group, Inc.
Trade Date:	November 13, 2012
Settlement Date (T+5):	November 20, 2012
Change of Control:
Upon the occurrence of a "Change of Control Triggering Event," the Issuer will be required, unless it has exercised its right to redeem the Notes, within a specified period, to make an offer to repurchase all Notes at a price equal to 101% of the principal amount, plus any accrued and unpaid interest to the date of repurchase.

Denominations:	$2,000 x $1,000
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
UBS Securities LLC
Co-Managers:	Barclays Capital Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
BOSC, Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Morgan Stanley & Co. LLC
Rabo Securities USA, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
The Williams Capital Group, L.P.

	2.000% Senior Notes due 2020	2.700% Senior Notes due 2022
Size:	$250,000,000	$250,000,000
Maturity Date:	January 15, 2020	November 15, 2022
Coupon (Interest Rate):	2.000%	2.700%
Interest Payment Dates:	Each January 15 and July 15, beginning on July 15, 2013	Each May 15 and November 15, beginning on May 15, 2013
Price to Public (Issue Price):	99.225%	99.627%
Yield to Maturity:	2.117%	2.743%
Benchmark Treasury:	UST 1.250% due October 31, 2019	UST 1.625% due November 15, 2022
Benchmark Treasury Price and Yield:	101-18; 1.017%	100-9+; 1.593%
Spread to Benchmark Treasury:	1.100% (110 basis points)	1.150% (115 basis points)
Make-Whole Call:	T+ 20 basis points	T+ 20 basis points (prior to August 15, 2022)
Par Call:	—	On or after August 15, 2022
CUSIP Number:	26138E AQ2	26138E AR0

It is expected that delivery of the notes will be made against payment therefor on or about November 20, 2012, which is the fifth business day following the date hereof (such settlement cycle being referred to as "T+5"). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.